Form 51-102F3

Material Change Report

Item 1	Name and Address of Company

Silver Standard Resources Inc.
1400 - 999 West Hastings Street
Vancouver, BC V6C 2W2

Item 2	Date of Material Change

September 23, 2011

Item 3	News Release

The news release dated September 26, 2011 was disseminated through Marketwire’s Combined Canadian Timely Disclosure Network.

Item 4	Summary of Material Change

Silver Standard Resources Inc. announced that it has completed the sale of its Bowdens project in NSW, Australia for an aggregate consideration in cash and shares of A$75 million to Kingsgate Consolidated Limited.

Item 5	Full Description of Material Change

5.1 Full Description of Material Change

See news release dated September 26, 2011.

5.2 Disclosure for Restructuring Transactions

Not applicable.

Item 6	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7	Omitted Information

Not applicable.

Item 8	Executive Officer

Kristen Riddell, Vice President, General Counsel and Corporate Secretary
604.689.3846

Item 9	Date of Report

Dated at Vancouver, BC, this 26th day of September, 2011